July 12, 2013

SPROTT RESOURCE LENDING CORP. ANNOUNCES INTENTION
TO DELIST ITS SHARES FROM THE TSX AND NYSE MKT FOLLOWING
CLOSING OF ITS ARRANGEMENT WITH SPROTT INC.

Toronto, Ontario – Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) (TSX:SIL) (NYSE MKT:SILU) announced today that it intends to delist its common shares from the Toronto Stock Exchange and the New York Stock Exchange MKT (“NYSE MKT”) following completion of its previously announced plan of arrangement with Sprott Inc. (TSX:SII) (the “Arrangement”), which is expected to close on July 24, 2013, subject to the receipt of requisite shareholder and judicial approvals. The Company will also apply to cease to be a reporting issuer in each province and territory of Canada and deregister from the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is taking these actions as a result of the consequences of the Arrangement, which include the fact that after closing the Arrangement, Sprott Inc. will hold all of the common shares of the Company. The Company does not intend to list its common shares on any other exchange.

Closing of the Arrangement is subject to the approval of shareholders of the Arrangement at the Company’s annual and special meeting of shareholders (the “Meeting”), which is being held on July 18, 2013, and receipt of a final order from the Ontario Superior Court of Justice approving the Arrangement at a hearing scheduled for 10:00 a.m. (Toronto time) on July 19, 2013.

The Company intends to file a Form 25 with the the U.S. Securities and Exchange Commission (the “SEC”) on or about July 24, 2013 to delist its common shares from the NYSE MKT and to deregister the Company’s common stock under the Exchange Act. The Company expects that the trading of its common shares on the NYSE MKT will be suspended on the date the Form 25 is filed, with the official delisting of the Company's common shares becoming effective ten days thereafter. The Company shall also file a Form 15 with the SEC to suspend the Company’s reporting requirements under Section 15(d) of the Exchange Act. Upon filing of the Form 15, the Company will no longer be obligated to file certain Exchange Act reports with the SEC.

About Sprott Resource Lending

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Investor Contact Information:

Sprott Resource Lending Corp.

Narinder Nagra, President and COO
604-488-8719
or
Jim Grosdanis, CFO
416-943-4698

Caution Regarding Forward-Looking Statements and Information

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (a) the inability of Sprott Resource Lending to obtain (i) approval of the Arrangement by the court and the other regulatory approvals, and (ii) approval of the Arrangement by the shareholders at the Meeting; and (b) the occurrence of any other event, change or other circumstance that could give rise to the termination of the arrangement agreement dated May 8, 2013 between the Company and Sprott Inc., or the delay of consummation of the Arrangement or failure to complete the Arrangement for any other reason.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Sprott Resource Lending does not assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.